FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

S A D I A S. A.

CNPJ/MF No. 20.730.099/0001-94

A PUBLICLY-HELD COMPANY

CERTIFICATE

On the twenty-fourth day of September of the year two thousand and eight, at 03:00 p.m., at its facilities at Rua Fortunato Ferraz No. 365 – 2nd floor, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order to discuss the following:

1.  ELECTION OF DIRECTOR FOR THIS CORPORATION: -

Pursuant to the provisions in item III of Article 17 of the Bylaws, the Board elected Mr. Ely David Mizrahi, a Brazilian citizen, married, business administrator, ID RG No. 8.586.295 SP/SP and Taxpayer Identification No. 040.443.788-51, resident and domiciled at Rua Peixoto Gomide, No. 1802, apto. 111, Jardim Paulista, CEP 01409-002, in São Paulo-SP, to the position of Director of  Domestic Market Food Service, for a term of office until the next Ordinary General Meeting of Shareholders to be held in 2009.  Invited to come into the meeting room, the elected director, before the Board and in accordance with Paragraphs 1 and 2 to Article 147, of Law 6404/76, of 12.15.1976, represented that he was not subject to any of the crimes contemplated in the Law and which might prevent him from exercising business activities. The then-elected Director shall enter upon office by signing the corresponding "Installation Certificate", to be transcribed on the Book of Minutes of the Executive Board Meetings.

2. PAYMENT OF INTEREST ON NET EQUITY:-

By unanimous voting, it was resolved that payment of interest on net equity would be examined at the next meeting of the Board of Directors to be held in October.

...

There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo, September 24, 2008

Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (Vice Chairman); Cassio Casseb Lima, Diva Helena Furlan; Francisco Silverio Morales Cespede; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Norberto Fatio, Roberto Faldini and Vicente Falconi Campos.

I certify that this is a faithful copy of items 1 and 2 from Minutes No. 144, transcribed from the Book of Minutes No. 5 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf

Secretary